

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com





Ref. No. TC 451/2010

September 21, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company~~ Limited Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 053/2010**
  Subject: Related Party Transaction
  Date: September 20, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 10/7

Summary Translation Letter
To the Stock Exchange of Thailand
September 21, 2010

TC-CP 053/2010

September 20, 2009

Subject: Related Party Transaction
To: The President
The Stock Exchange of Thailand

The Audit Committee of THAICOM Public Company Limited (the "Company") at its Meeting No. 9/2010 held on September 17, 2010 at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No.41/103 Rattanathibet Road, Nonthaburi, adopted the following resolutions:

RESOLVED THAT the Company and its subsidiaries will enter in to a rental and service agreement with I.T. Applications Services Company Limited (ITAS), which is 99.99% owned by Shin Corporation Public Company Limited be acknowledged . The details are as follows:

Date of Transaction:	January 2010
Parties involved:	Employer: THAICOM Public Company Limited and its subsidiaries Contractor: I.T. Applications Services Company Limited (ITAS)
Relationship:	The Company is 41.29% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.
General Characteristics of the Transaction:	ITAS will provide service regarding a computer system to the Company and its subsidiaries. The details are as follows: 1. Maintenance services for hardware and software. 2. Helpdesk service for SAP user. 3. Supervise for auto budget system.
Term of Contract:	1 year, starting from January 1, 2010 to December 31, 2010.
Value of the Transaction:	Approximately 5.01 million baht
Connected Transaction and its Condition:	Entering into a rental and service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.

The Company would like to inform the SET that the Company has engaged ITAS to provide computer system maintenance and support services for many years. For the year 2010, there has been delay in signing the maintenance and support service agreement, hence, the delay in following the procedure for connected transaction laid down in the SET Notification.

Please be informed accordingly.